NEWS RELEASE

News Release 2006-10		April 13, 2006

Queenstake Provides First Quarter Operating Update and
Reaffirms 2006 Production Guidance

Denver, Colorado – April 13, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE)  reported that its Jerritt Canyon operations in northeastern Nevada produced 29,873 ounces of gold in the first quarter of 2006 and accumulated an estimated 22,000 ounces contained in an ore stockpile as at the end of March 2006. For the full year, the Company expects to produce between 200,000 and 220,000 ounces of gold.

During the first quarter, the mining rate and mined ore tonnage were consistent with the Company’s 2006 operating plan. Extremely wet weather during the early portion of the quarter and mechanical issues at the mill, as previously announced in the Company’s news release of March 30, 2006, combined to delay processing all of the ore mined in the quarter. As a result of this processing delay, production from gold ounces poured was 34% lower than the prior quarter. The mechanical issues related to the pinion gear caused temporary mill shut downs. However, the mines continued to deliver ore to an increasing stockpile, adjacent to the mill, and continued underground mine development.

The overall impact is that Jerritt Canyon expects to process the stockpiled ore (in excess of 100,000 tons containing an estimated 22,000 ounces of gold) during the remainder of 2006. For the rest of the year, it is anticipated that the mill will be running at full capacity, processing both Jerritt Canyon mined ore, and concentrates and ore purchased from Newmont’s Nevada operations. (See the Company’s separate news release today pertaining to closing of the Newmont private placement.) Operating costs and financial results for the first quarter of 2006 will be reported by May 15, 2006.

Total cash operating costs in the 2006 first quarter were generally in line with the operating plan. However, cash operating costs on a per ounce basis are estimated to be significantly higher than the 2005 fourth quarter’s cash operating costs of $413 per ounce, primarily due to much lower gold production and the expenses related to the mechanical issues with the mill experienced in the first quarter.

Underground Operations Update

During the 2006 first quarter, the underground mines performed well, moving 326,522 tons, including 228,963 ore tons, both in line with Company’s 2006 operating plan, with mined ore being accumulated in the ore stockpile. Ore tons mined increased 3% from the fourth quarter of 2005. Capitalized mine development of 2,680 feet (817 meters) was slightly ahead of the 2006 operating plan during the first quarter.

Mill Update

The mill processed 150,228 tons during the first quarter, 29% lower than the prior quarter. The average process grade was 0.25 ounce of gold per ton (opt), slightly lower than expected in the 2006 operating plan due to the delay in processing some higher grade ore, which is in the ore stockpile. The average recovery rate of 86% was 1% lower than expected in the 2006 operating plan as the mill was not operating as efficiently during the first quarter due to the mechanical and weather related factors.

During the 2006 first quarter, as previously reported, the mill had two broken pinion gears. The first was caused by a lubrication system failure and the second by rapidly accelerated wear of the new replacement pinion gear against an older, worn bull gear. After consultation with several mill and gear experts, the mill resumed operations in late March with close monitoring to avoid further issues. The long-term solution requires that the bull gear be turned over for a fresh surface to more closely match the new pinion gear, ensuring future continuous operation. The turning of the gear is being done now, during a scheduled eight- to 10-day annual mill maintenance shut down.

2006 Outlook

The Company’s production estimate for 2006 is unchanged at 200,000-220,000 ounces of gold.

The second and third quarters of 2006 are expected to have significantly higher gold production than the first quarter as the mill processes the ore stockpile. Cash operating costs per ounce for the remaining quarters of the year are expected to be considerably lower than the first quarter due to increased gold production. Cash flow from operations was used in the first quarter to pay for direct mining costs of extracting and transporting the ore to the stockpile. These costs are inventoried in the stockpiled ore and recognized in cash operating costs as the ounces are produced. Accordingly, operating cash flow is expected to improve in the second and following quarters.

These quarterly fluctuations are expected to even out over the full year’s production so that cash operating costs per ounce remain at an estimate within 5%, over or below $413 per ounce. The benefits of the Newmont concentrates and ore purchase contract have not yet been factored into this estimate, but as previously reported, the contract is expected to reduce the Company’s cash operating costs per ounce by $15-$20 by spreading the fixed costs over gold ounces from Jerritt Canyon production and purchased ore. The Company’s gold production remains unhedged to allow full benefit and exposure to the current rising spot gold price.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon District in Nevada.  Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines.  The Jerritt Canyon district comprises 119 square miles (308 square kilometers) of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions and (iii) estimates related to financial performance, including cash flow.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.